Exhibit 99.1

Catalyst Paper Corporation Announces Third Quarter 2015 Results Conference Call for Wednesday, November 4, 2015

RICHMOND, BC, Oct. 2, 2015 /CNW/ - Catalyst Paper Corporation (TSX:CYT) will hold a conference call on Wednesday, November 4, 2015 at 8:00 a.m. PST / 11:00 a.m. EST to review the Company's 2015 third quarter results.  Joe Nemeth, President and Chief Executive Officer and Frank De Costanzo, Senior Vice President and Chief Financial Officer will host the call.

The third quarter report will be released on Tuesday, November 3rd after market close and will be available on the Reports page of Catalyst Paper's website at http://catalystpaper.com/investors.

To participate in the conference call, please dial:

1-888-390-0546 (Toll Free within North America) or
778-383-7413 (Metro Vancouver Area) or
416-764-8688 (Greater Toronto Area and outside North America)

Following the call, the news release, earnings presentation and webcast will be archived on the Events and Presentations page of Catalyst Paper's website at http://catalystpaper.com/investors.

About Catalyst Paper Corporation

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.1 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 17:00e 02-OCT-15